Grupo
CONTINENTAL
S.A.

82-4211

RECEIVED
2006 MAY -3 A 11:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 27th, 2006.

06013063

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of March 31th, 2006.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

Very truly yours

Miguel Angel Rábago Vite
Chief Financial Officer

Encl.
MARV'stc
GC'18

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V. **82-4211**

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

AL 31 DE MARZO DE 2006 Y 2005 CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	9,314,532	100	10,681,217	100
s02	ACTIVO CIRCULANTE	3,060,432	33	4,459,074	42
s03	EFECTIVO E INVERSIONES TEMPORALES	1,925,344	21	3,156,336	30
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	294,089	3	251,300	2
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	101,963	1	227,641	2
s06	INVENTARIOS	739,036	8	805,830	8
s07	OTROS ACTIVOS CIRCULANTES	0	0	17,967	0
s08	ACTIVO A LARGO PLAZO	1,074,359	12	1,029,354	10
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	1,039,089	11	1,002,221	9
s11	OTRAS INVERSIONES	35,270	0	27,133	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,472,227	48	4,491,140	42
s13	INMUEBLES	3,067,346	33	2,996,525	28
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,870,611	31	2,857,291	27
s15	OTROS EQUIPOS	2,933,816	31	2,587,103	24
s16	DEPRECIACION ACUMULADA	4,413,169	47	3,961,377	37
s17	CONSTRUCCIONES EN PROCESO	13,623	0	11,598	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	502,483	5	502,461	5
s19	OTROS ACTIVOS	205,031	2	199,188	2
s20	PASIVO TOTAL	2,029,534	100	1,943,793	100
s21	PASIVO CIRCULANTE	885,090	44	741,508	38
s22	PROVEEDORES	401,385	20	322,132	17
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	129,740	6	93,023	5
s26	OTROS PASIVOS CIRCULANTES	353,965	17	326,353	17
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,144,444	56	1,202,285	62
s33	CAPITAL CONTABLE	7,284,998	100	8,737,424	100
s34	CAPITAL CONTABLE MINORITARIO	5,584	0	6,997	0
s35	CAPITAL CONTABLE MAYORITARIO	7,279,414	100	8,730,427	100
s36	CAPITAL CONTRIBUIDO	929,042	13	929,042	11
s79	CAPITAL SOCIAL PAGADO	891,047	12	891,047	10
s39	PRIMA EN VENTA DE ACCIONES	37,995	1	37,995	0
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	6,350,372	87	7,801,385	89
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,191,756	112	9,591,986	110
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,841,384)	(25)	(1,790,601)	(20)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	1,925,344	100	3,156,336	100
s46	EFECTIVO	44,533	2	54,280	2
s47	INVERSIONES TEMPORALES	1,880,811	98	3,102,056	98
s07	OTROS ACTIVOS CIRCULANTES	0	0	17,967	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	0	0	17,967	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	502,483	100	502,461	100
s48	GASTOS AMORTIZABLES (NETO)	812	0	790	0
s49	CREDITO MERCANTIL	501,671	100	501,671	100
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	205,031	100	199,188	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	202,537	99	197,116	99
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	2,494	1	2,072	1
s21	PASIVO CIRCULANTE	885,090	100	741,508	100
s52	PASIVOS EN MONEDA EXTRANJERA	7,028	1	4,233	1
s53	PASIVOS EN MONEDA NACIONAL	878,062	99	737,275	99
s26	OTROS PASIVOS CIRCULANTES	353,965	100	326,353	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	353,965	100	326,353	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,144,444	100	1,202,285	100
s66	IMPUESTOS DIFERIDOS	813,358	71	898,516	75
s91	PASIVOS LABORALES	331,086	29	303,769	25
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	891,047	100	891,047	100
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACION	876,047	98	876,047	98

BOLSA MEXICANA DE VALORES, S.A. DE C.V. **82-4211**

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,191,756	100	9,591,986	100
s93	RESERVA LEGAL	49,064	1	49,064	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	7,687,384	94	9,174,356	96
s45	RESULTADO DEL EJERCICIO	305,308	4	218,566	2
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,841,384)	100	(1,790,601)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(768,059)	42	(717,276)	40
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(1,073,325)	58	(1,073,325)	60
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s72	CAPITAL DE TRABAJO	2,175,342	3,717,566
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	63
s75	NUMERO DE EMPLEADOS (*)	4,630	4,871
s76	NUMERO DE OBREROS (*)	8,739	8,715
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	2,489,602	100	2,265,393	100
r02	COSTO DE VENTAS	1,165,220	47	1,099,977	49
r03	RESULTADO BRUTO	1,324,382	53	1,165,416	51
r04	GASTOS DE OPERACION	929,597	37	922,969	41
r05	RESULTADO DE OPERACION	394,785	16	242,447	11
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(32,748)	(1)	(10,201)	0
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	427,533	17	252,648	11
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(7,340)	0	(48,313)	(2)
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	434,873	17	300,961	13
r10	PROVISIONES PARA IMPUESTOS Y PTU	160,134	6	118,588	5
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	274,739	11	182,373	8
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	31,108	1	38,159	2
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	305,847	12	220,532	10
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	305,847	12	220,532	10
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	305,847	12	220,532	10
r19	RESULTADO NETO MINORITARIO	539	0	1,966	0
r20	RESULTADO NETO MAYORITARIO	305,308	12	218,566	10

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	2,489,602	100	2,265,393	100
r21	NACIONALES	2,489,586	100	2,265,308	100
r22	EXTRANJERAS	16	0	85	0
r23	CONVERSION EN DOLARES (***)	1	0	7	0
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(32,748)	100	(10,201)	100
r24	INTERESES PAGADOS	2,652	(8)	2,891	(28)
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	24,333	(74)	32,034	(314)
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(21,942)	67	(2,067)	20
r28	RESULTADO POR POSICION MONETARIA	10,875	(33)	21,009	(206)
r10	PROVISIONES PARA IMPUESTOS Y PTU	160,134	100	118,588	100
r32	I.S.R. - IMPAC CAUSADO	118,288	74	80,330	68
r33	I.S.R. - IMPAC DIFERIDO	(563)	0	8,620	7
r34	P.T.U. CAUSADA	44,370	28	29,716	25
r35	P.T.U. DIFERIDA	(1,961)	(1)	(78)	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	2,528,426	2,296,817
r37	RESULTADO FISCAL DEL EJERCICIO	410,952	231,683
r38	VENTAS NETAS (**)	10,940,058	10,348,508
r39	RESULTADO DE OPERACIÓN (**)	1,907,788	1,665,369
r40	RESULTADO NETO MAYORITARIO (**)	1,302,225	1,155,709
r41	RESULTADO NETO (**)	1,300,855	1,157,191
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	79,398	79,680

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,489,602	100	2,265,393	100
rt02	COSTO DE VENTAS	1,165,220	47	1,099,977	49
rt03	RESULTADO BRUTO	1,324,382	53	1,165,416	51
rt04	GASTOS DE OPERACION	929,597	37	922,969	41
rt05	RESULTADO DE OPERACION	394,785	16	242,447	11
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(32,748)	(1)	(10,201)	0
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	427,533	17	252,648	11
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	(7,340)	0	(48,313)	(2)
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	434,873	17	300,961	13
rt10	PROVISIONES PARA IMPUESTOS Y PTU	160,134	6	118,588	5
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	274,739	11	182,373	8
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	31,108	1	38,159	2
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	305,847	12	220,532	10
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	305,847	12	220,532	10
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	305,847	12	220,532	10
rt19	RESULTADO NETO MINORITARIO	539	0	1,966	0
rt20	RESULTADO NETO MAYORITARIO	305,308	12	218,566	10

BOLSA MEXICANA DE VALORES, S.A. DE C.V. **82-4211**

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

GRUPO CONTINENTAL, S.A. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	2,489,602	100	2,265,393	100
rt21	NACIONALES	2,489,586	100	2,265,308	100
rt22	EXTRANJERAS	16	0	85	0
rt23	CONVERSION EN DOLARES (***)	1	0	7	0
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(32,748)	100	(10,201)	100
rt24	INTERESES PAGADOS	2,652	(8)	2,891	(28)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	24,333	(74)	32,034	(314)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(21,942)	67	(2,067)	20
rt28	RESULTADO POR POSICION MONETARIA	10,875	(33)	21,009	(206)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	160,134	100	118,588	100
rt32	I.S.R. - IMPAC CAUSADO	118,288	74	80,330	68
rt33	I.S.R. - IMPAC DIFERIDO	(563)	0	8,620	7
rt34	P.T.U. CAUSADA	44,370	28	29,716	25
rt35	P.T.U. DIFERIDA	(1,961)	(1)	(78)	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	79,398	79,680

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	305,847	220,532
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	50,673	57,355
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	356,520	277,887
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	115,994	(98,875)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	472,514	179,012
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(692)	(651)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(692)	(651)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(58,164)	(13,706)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	413,658	164,655
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,511,686	2,991,681
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,925,344	3,156,336

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	50,673	57,355
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	79,398	79,680
c41	+ (-) OTRAS PARTIDAS	(28,725)	(22,325)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	115,994	(98,875)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	52,316	(108,639)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(21,893)	(2,970)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	12,959	(21,812)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	72,612	34,546
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(692)	(651)
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(692)	(651)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(58,164)	(13,706)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(57,940)	(13,706)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(224)	0

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	1.74		$	1.54	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	1.73		$	1.54	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	9.71		$	11.64	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.89	veces		1.76	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		10.54	veces		13.31	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	12.28	%	9.73	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	17.88	%	13.23	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	13.96	%	10.83	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	(3.55)	%	(9.52)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.17	veces	0.96	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.44	veces	2.30	veces
p08	ROTACION DE INVENTARIOS(**)	7.00	veces	6.05	veces
p09	DIAS DE VENTAS POR COBRAR	9.24	dias	8.68	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	21.78	%	18.19	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.27	veces	0.22	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.34	%	0.21	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	148.86	veces	83.85	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	5.39	veces	5.32	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.45	veces	6.01	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.62	veces	4.92	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.50	veces	2.29	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	217.53	%	425.66	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	14.32	%	12.26	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	4.65	%	(4.36)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	178.17	veces	61.91	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	(0.00)	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	99.61	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

ESCENARIO ECONÓMICO

En nuestro país, el tipo de cambio y las tasas de interés siguen siendo presionados por las condiciones internacionales y el entorno político nacional.

Durante el primer trimestre se aumentaron 266 mil nuevos empleos, gracias a los sectores de servicios y manufactura. Esta situación incrementó el consumo interno, beneficiando a las empresas de alimentos y bebidas.

El Gobierno Federal entregó al Congreso su propuesta del Programa Económico para el 2007; la expectativa es de un crecimiento del PIB de 3.6%, una inflación de 3.0%, un déficit público de cero, una tasa de CETES de 7.3% en promedio y un precio promedio del barril de petróleo de 37.50 dólares. Con este hecho se sigue blindando a la economía para garantizar la estabilidad en la transición presidencial.

LA OPERACIÓN Y SUS RESULTADOS

El volumen de ventas del primer trimestre, incluyendo bonificaciones y muestreos, fue de 88 millones de cajas unidad, 11% más que el mismo trimestre del año anterior.

El precio promedio por caja unidad tuvo un crecimiento real del 1.3%, llegando a $36.26, como resultado de la administración de ingresos y mezcla de presentaciones.

Se realizaron las campañas, Vasos Coca-Cola, KBZones mundialistas; promociones al detallista, Socio distinguido y Detallista seguro; inició la 9ª. Copa Coca-Cola, el pasado 9 de marzo con más de 5,000 equipos a nivel nacional de jóvenes menores de 15 años; 60% varonil y 40% femenil.

Los precios de las materias primas como el azúcar de caña y la resina de pet, tuvieron una importante disminución, permitiendo que el costo de venta como porcentaje de los ingresos, muestre una disminución de 1.8 puntos porcentuales.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a $56.4 millones, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda.

LIQUIDEZ

Los estados financieros muestran la fortaleza del Grupo a través de mejores razones de liquidez y apalancamiento.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la Compañía) es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados en México:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas y se actualiza aplicando a los importes históricos, factores derivados del INPC. De acuerdo con las disposiciones del Boletín B-7, Adquisiciones de negocios, vigente a partir del 1° de enero de 2005, este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso. Hasta el 31 de diciembre de 2004 el crédito mercantil se amortizaba en línea recta.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, Deterioro en el valor de los activos de larga duración y su disposición. Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4,Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de Contribución definida, en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

A partir de 2005, el Boletín D-3, Obligaciones laborales, establece la necesidad de realizar una valuación actuarial para estimar el pasivo que representarán los pagos por la terminación de la relación laboral (indemnización legal) por causas distintas de reestructuración.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares (Ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

l) Utilidad integral

La utilidad integral representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron

directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 31 de marzo de 2006 y 2005.

q) Información financiera por segmentos

Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada

una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	31 de marzo de 2006
Edificios	$ 2,244,629
Equipo de fábrica	2,717,791
Equipo anticontaminante	118,308
Equipo de transporte	1,642,871
Mobiliario y otros equipos	1,190,999
	7,914,598
Depreciación acumulada	(4,413,169)
	3,501,429
Terrenos	815,958
Obras y equipo en proceso y anticipos	154,840
	$ 4,472,227

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

· Inmuebles (edificios)	2.2%
· Maquinaria (equipo de fábrica)	6.6%
· Equipo anticontaminante	4.7%
· Equipo de transporte	6.7%
· Mobiliario y otros equipos	9.3%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 del IMCP son:

Plan de pensiones	$ 209,165
Prima de antigüedad	61,731
Indemnización Legal	60,190
	$ 331,086

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2005, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, se que incluye en el renglón S-43 de los estados financieros.

Al 31 de marzo de 2006 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 31 de marzo del 2006.

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 676,917
ISR diferido fiscal	79,844
PTU diferido (D-4)	56,597
	$ 813,358

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Abr-05	99,797	99,797	117.309	113.842	102,836
May-05	215,152	115,355	117.309	113.556	119,167
Jun-05	355,099	139,947	117.309	113.447	144,711
Jul-05	479,075	123,976	117.309	113.891	127,697
Ago-05	597,351	118,276	117.309	114.028	121,679
Sep-05	690,649	93,298	117.309	114.484	95,600
Oct-05	816,848	126,199	117.309	114.765	128,996
Nov-05	858,450	41,602	117.309	115.591	42,220
Dic-05	971,481	113,031	117.309	116.301	114,011
Ene-06	1,034,923	63,442	117.309	116.983	63,619
Feb-06	1,125,146	90,223	117.309	117.162	90,336
Mar-06	1,276,499	151,353	117.309	117.309	151,353
		1,276,499			1,302,225

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 1 AÑO 2006

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.90
EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.90
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.90
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.90
EMBOTELLADORA LA FAVORITA, S.A DE C.V.	EMBOTELLADORA	44,473,809	99.90
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.90
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.90
EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	50,559,116	99.90
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.90
INMOBILIARIA FAVORITA, S.A. DE	INMOBILIARIA	18,290,060	99.90
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.90
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.90
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.90
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.90
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.90
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.90
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.90
FOMENTO ZACATECANO, S.A. DE	INMOBILIARIA	7,559,999	99.90
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.90
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.90
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.90

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL — TRIMESTRE 1 — AÑO 2006

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	17.51	9,039	74,228
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	67,141
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	897,720
TOTAL DE INVERSIONES EN ASOCIADAS				80,638	1,039,089
OTRAS INVERSIONES PERMANENTES					35,270
TOTAL				80,638	1,074,359

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE 1 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

TRIMESTRE 1 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL | TRIMESTRE 1 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
DIVERSOS	31/12/2006	0.00	0	400,804	0	0	0	0						
DIVERSOS	31/12/2006	0.00							0	581	0	0	0	0
TOTAL PROVEEDORES			0	400,804	0	0	0	0	0	581	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
DIVERSOS	31/12/2006	0.00	0	347,518	0	0	0	0						
DIVERSOS	31/12/2006	0.00							0	6,447	0	0	0	0
TOTAL GENERAL			0	748,322	0	0	0	0	0	7,028	0	0	0	0

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 1 AÑO: 2006

GRUPO CONTINENTAL, S.A.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	91,527	999,730	0	0	999,730
PASIVO	643	7,028	0	0	7,028
CORTO PLAZO	643	7,028	0	0	7,028
LARGO PLAZO	0	0	0	0	0
SALDO NETO	90,884	992,702	0	0	992,702

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.9228 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL ÚLTIMO DIA HÁBIL DEL MES QUE SE REPORTA.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,946,288	931,049	1,015,239	0.59	5,953
FEBRERO	1,967,932	866,784	1,101,148	0.31	3,417
MARZO	2,138,252	955,991	1,182,261	0.13	1,484
ACTUALIZACIÓN				0.00	21
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					10,875

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

== NO APLICA ==

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

== NO APLICA ==

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 1 | AÑO: 2006

GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	44,638	67.12
REGION CENTRO	EMBOTELLADORA	34,875	60.48
REGION NORTE	EMBOTELLADORA	29,885	44.63
TOTAL GRUPO	EMBOTELLADORA	109,398	58.86
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS	527	81.48
	ESPECIALIDADES QUIMICAS	0	0.00

OBSERVACIONES

1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 419 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADO Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	32.43
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	18.46
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	24.60
CORCHOLATA Y TAPAS	TAPON CORONA E INNOPACK			SI	3.49

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 1 AÑO 2006

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO	0	0	0.0		
ALCOHOLICAS LISTAS	0	0	0.0		
PARA TOMAR (NARTD)	85,440	2,454,588	0.0	COCA-COLA,	DETALLISTAS EN
	0	0	0.0	COCA-COLA LIGHT,	GENERAL
	0	0	0.0	COCA-COLA CITRA	
	0	0	0.0	LIGHT,FANTA,SPRITE,	
	0	0	0.0	FRESCA, LIFT,	
	0	0	0.0	DELAWARE,	
	0	0	0.0	SPRITE CERO,SENZAO	
	0	0	0.0	POWERADE,	
	0	0	0.0	DISNEY	
	0	0	0.0	AVENTURAS	
	0	0	0.0	NESTEA, CIEL,	
	0	0	0.0	CIEL	
	0	0	0.0	MINERALIZADA	
	0	0	0.0	Y CIEL ACUARIUS	
DIVERSOS	0	34,998	0.0	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIO DE ANALISIS	0	16	0.0	COINSA	DIVERSOS
QUIMICOS	0	0	0.0		
TOTAL		2,489,602			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 1 AÑO 2006

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SERVICIO DE ANALISIS	0	0	COSTA RICA,VENEZUELA		
QUIMICOS	0	16	Y REP.DOMINICANA	COINSA	DIVERSOS
SUBSIDIARIAS EN EL EXTRANJERO					
TOTAL		16			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 1 AÑO 2006

GRUPO CONTINENTAL, S.A.

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.0200	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

OBSERVACIONES

82-4211

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

== NO APLICA ==

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

== NO APLICA ==

s66:

IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 676,917
ISR DIFERIDO FISCAL	79,844
PTU DIFERIDO (D-4)	56,597
	$ 813,358

s91:

PASIVOS LABORALES

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 209,165
PRIMA DE ANTIGÜEDAD	61,731
INDEMNIZACION LEGAL	60,190
	$ 331,086